Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
Email: ellils@bsi.co.il

BLUE SQUARE ANNOUNCES IT RECEIVED A REPORT FROM STANDARD
& POOR'S MAALOT REGARDING  DOWNGRADE OF  DEBENTURES
RATING

ROSH HAAYIN, Israel, May 22, 2009 – Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: "Blue Square") announced that it has received from Standard & Poor's Maalot a report regarding downgrade of the rating of the debentures issued by Blue Square on August 2003.

The report is enclosed.
*   *   *

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 199  supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.
Forward Looking Statements
The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

      BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

 Form 20-F ☒                                                                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                                                                    No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel &
Corporate Secretary

Dated:May 22 , 2009

May 21, 2009

Public announcement

Blue Square Israel Ltd.
Downgraded, Off CreditWatch

Primary Analyst: Tamar Stein tamars@standardandpoors.com
Secondary analyst: Hila Perelmuter hilap@standardandpoors.com

On May 22, 2009, Standard & Poor's Maalot lowered its rating on the Series A and B bonds issued by food retailer Blue Square Israel Ltd. (BSI) to 'ilA+' from 'ilAA'. At the same time, the rating was removed from CreditWatch, where it had been placed with negative implications on Feb. 2, 2009. The outlook is stable.

The downgrade reflects the erosion of the company's financial position during 2008. This can be seen in BSI's debt coverage ratios, which we no longer view as in line with an 'ilAA' rating; high leverage; and low profitability; as well as by the deterioration in BSI's market share throughout the year, which has been partially mitigated in 2009.

These negative factors are somewhat offset by BSI's strong liquidity, No. 2 position in Israel's retail sector, and diversified activities.

The stable outlook reflects our belief that BSI is taking measures (and will continue to do so) to stop the erosion in it market share1, improve it financial ratios, and avoid massive investments that can negatively affect its financial profile and leverage.

1As shown recently in the Nilsen report.

Rationale

The downgrade reflects the weakening of BSI's financial strength in 2008, owing to the deterioration in its financial performance, heightened industry risk due to mounting competition--especially form the private discounters (which are increasing their trading volumes), and a decline in both market share and profitability. Standard & Poor's Maalot believes that the higher competition could put downward pressure on selling prices and on the profitability of all Israeli food retail chains.

The rating is supported by the company's position as the second-largest Israeli food retailer, with good nationwide coverage and diversification among several sectors (organic and nonorganic food, non-food within BEE Group, and real estate).

We continue to evaluate the possible risks related to BSI's entrance into the organic food market, which is a new segment in Israel with potential for development but with no profitability track record and relatively higher exposure to market volatility than the traditional food sector.

BSI benefits from the positive characteristics of the retail food sector, which, by nature, is predictable and less exposed than average to volatile swings in demand as a result of economic cycles. The Israeli food retail sector is also characterized by its relatively small size. This, in addition to the lack of additional selling space in central locations (which makes it difficult to significantly increase trading surface areas), makes Israel an unattractive destination, in our view, for international competitors. The sector is characterized, however, by increased competition from private discount retail companies and by dependency on local food suppliers.

The collapse of Israel's third-largest food retailer, Club Market, in 2005, and its purchase by the leading national food retailer, Shufersal, significantly reduced competition in the Israeli food retail sector, widening the market share gap between Shufersal and its competitors. Nevertheless, the market has remained competitive, driven mainly by the expansion of small, mostly regional, private discounters (which are backed to some extent by the large food manufacturers). These discounters have been increasing their market share (from 10% in 2003 to 28% in both 2008 and the first quarter of 2009)2, mostly at the expense of the two largest chains (Shufersal and BSI), benefiting from consumers' adjustment of their spending habits in times of financial pressure by trading down to less expensive discount formats.

At the end of 2007, BSI launched its now well-known "Mega In Town" neighborhood stores. City-based and with discount pricing, these stores have improved the company's sales. In addition, to remedy the downward trend in its market share (which fell to ~22% on average in 2008 from about ~25% on average in 2006) and the erosion in profitability, BSI started implementing a new multiyear strategic plan at the end of 2008, including the launch of the new hard-discount format "Mega Bool" and the introduction of its new "Mega" brand of private-label products. According to recent Nilsen data, the company’s monthly market share has since risen to ~22% from ~21%

 2  According to the Nilsen Report.

During the last five years, BSI's EBITDA margins have declined, reaching 6.5% in 2008 (from 7.1% in 2003 and 6.8% in 2007)3, with the decline in profitability of the food activities more than offsetting the improvement in profitability of the nonfood activities. The company's EBITDA margins in 2008 were relatively weak compared with those of both local peers (8.3% for Shufersal and 8.7% for Rami Levy) and European peers (7.8% for Delhaize group, 8.2% for Koninklijke Ahold N.V., and 7.4% for J Sainsbury PLC).

The deterioration in BSI's performance in 2008 included a decline in adjusted funds from operations (FFO) to debt to about 17% (from 25% in 2007), an increase in debt to EBITDA to 4.6x (versus 3.9x), and a drop in EBITDAR fixed-charge coverage to 1.9x (from 2.3x).

In 2008, the company reported operating cash flow of New Israeli shekel (NIS) 427 million, but negative free operating cash flow of NIS31.2 million compared with positive free operating cash flow of NIS52 million in 2007. Discretionary cash flow4 was also negative, by NIS203 million, due to high dividend distributions and relatively high capital expenditures (including still non-productive real estate investments).

Financial ratios are slightly better than reported if we exclude extraordinary operational expenses, including the company's losses as a result of its expansion into the organic food segment, the opening of the new "Dr Baby" stores (part of the BEE group), and the strategic conversion of certain existing stores into the "Mega Bool" hard-discount format. We believe that BSI will start improving its financial ratios in 2009, especially due to the positive effects of its efficiency program.

The company recently announced its intention to launch a wide reorganization, including the transfer of all of its real estate properties to 80%-owned Blue Square Real Estate Ltd. (ilAA-/Stable) and the pooling of all retail activities under fully owned subsidiary Blue Square Assets and Investments Ltd. We do not expect this reorganization to have a financial effect on BSI, assuming that the funds transferred between the companies are not distributed as dividends. The concentration of the real estate businesses under one entity should be positive for the business profile, in our view.

3  Financial ratios are calculated taking into account Standard & Poor's Maalot's adjustments for debt (deducting surplus cash) and cash flow, including the capitalization of leases and other adjustments for employee benefit obligations.

4 Free operating cash flow minus capital expenditures and dividends.

Liquidity

We view BSI's liquidity and financial flexibility as adequate for the rating level. As of Dec. 31, 2008, the company held cash and cash equivalents of NIS267 million and available uncommitted credit facilities of about NIS195 million, compared with short-term liabilities (bank lines and maturities) of about NIS237 million. Most debt repayment is scheduled for 2012 and beyond, and interest is paid twice a year (in February and August). We believe that the company's substantial amount of credit card receivables can be easily converted to cash, providing an additional liquidity cushion.

While BSI enjoys very strong access to the local capital markets, its access to bank financing is more difficult since the company is considered part of the Alon group5 and some local banks are limited with regard to the credit lines they can earmark to such large groups ("single-lender limits").

We believe that BSI will maintain adequate cash and equivalents to cover its debt payments and ongoing activity, despite its unofficial generous dividend policy and increased capital-expenditure needs for organic growth (the targeted opening of "Eden Teva Market" stores during 2009-2010) and for subsidiary BSRE's investments during 2009.

Outlook

The stable outlook reflects our opinion that BSI will maintain its satisfactory liquidity level and improve coverage ratios in the short term by implementing its new strategic plan.

We also believe that the company will succeed in maintaining and then improving its leverage level in the short to medium term and in restraining its dividend distribution in order to avoid an increase in leverage.  We would view maintenance of a ratio of net debt to EBITDA of about 4.5x as commensurate with the current rating.

We could lower the rating in the event of any unexpected decline in the company's operating performance, a substantial erosion of debt coverage ratios with no significant increase in rental real estate activities, extraordinary dividend distribution, or extreme investments that could harm the company's coverage ratios and debt-to-EBITDA ratio.

5 BSI is held by Alon Israel Oil Co. Ltd. (ilA/Stable). For further information, please see Standard & Poor's Maalot's public Website at www.maalot.co.il.

We will evalutate the possibility of a higher rating as the company implements its new strategy while improving its financial ratios and increasing its market share.

Standard & Poor's Maalot ratings are based on information received from the Company and from other sources that Standard & Poor's Maalot believes to be reliable. Standard & Poor's Maalot does not audit the information it receives nor does it verify the correctness or completeness of such information.

It is hereby clarified that Standard & Poor Maalot's rating does not reflect risks relating to and/or arising from breaches, through action or omission, of any of the obligations included in the bond documents and/or the incorrectness or inaccuracy of any of the representations contained in the documents relating to the bond offering that is the subject of this rating, Standard & Poor's Maalot report or the facts that form the basis for the opinions provided to Standard & Poor's Maalot as a condition for the issuing the rating, fraudulent or dishonest action or inactions, or any other act that contravenes the law.

The ratings could be revised as a result of changes to the information received or for other reasons.  The rating should not be perceived as expressing any opinion concerning the price of the securities on the primary or secondary market.  The rating should not be perceived as expressing any opinion concerning the advisability of buying, selling or holding any security.

© Standard & Poor's Maalot reserves all rights.  This summary is not to be copied, photographed, distributed or used for any commercial purpose without Standard & Poor's Maalot consent, except to provide a copy of the whole report (with an acknowledgement of its source) to potential investors in the bonds that are the subject of this rating report for the purpose of their reaching a decision concerning the acquisition of the aforesaid bonds.

In the event of any discrepancy between the English version of this report and the Hebrew version of the report, the Hebrew version shall prevail.